Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2016 and 2015 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2015 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references to “Auris Medical” or the “company,” “we,” “our,” “ours,” “us” or similar terms refer to Auris Medical Holding AG and its subsidiaries.

We prepare and report our consolidated financial statements and financial information in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We maintain our books and records in Swiss Francs. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussions and analysis are in Swiss Francs.

This discussion and analysis is dated as of November 7, 2016.

Overview

We are a clinical-stage biopharmaceutical company focused on the development of novel products for the treatment of inner ear disorders. Our most advanced product candidates are in Phase 3 clinical development. KeyzilenTM (AM-101) is being developed for the treatment of acute inner ear tinnitus and has received fast track designation from the FDA. In two Phase 2 clinical trials, KeyzilenTM demonstrated a favorable safety profile and statistically significant improvement in tinnitus loudness and other patient reported outcomes. In August 2016, we announced that the trial Efficacy and Safety of AM-101 in the Treatment of Acute Peripheral Tinnitus 2 (TACTT2), the first of two pivotal Phase 3 clinical trials with KeyzilenTM, did not meet the two co-primary endpoints of statistically significant changes in tinnitus loudness and tinnitus burden as measured by the Tinnitus Functional Index (TFI), compared to placebo. The TACTT2 trial data showed treatment effects on TFI in favor of KeyzilenTM for certain subgroups. Data from the TACTT2 trial support the positive safety profile established in the Phase 2 trials. See “Recent Developments—TACTT2 Results and Protocol Amendment for TACTT3.

We have submitted a protocol amendment to regulatory agencies in Europe for TACTT3, the second Phase 3 clinical trial with KeyzilenTM. Under the amended protocol, the trial size will be increased, certain patient subgroups will be included in confirmatory testing and the TFI will be elevated from a key secondary endpoint to an alternate primary efficacy endpoint. We expect to have top-line results from the expanded TACTT3 trial in early 2018. We plan to review the outcomes from TACTT2, the planned changes to the TACTT3 protocol and the regulatory path with the U.S. Food and Drug Administration in early December 2016. See “Recent Developments—TACTT2 Results and Protocol Amendment for TACTT3.”

We are also developing AM-111 for acute inner ear hearing loss. We are conducting two pivotal Phase 3 trials in the treatment of idiopathic sudden sensorineural hearing loss, titled HEALOS and ASSENT. HEALOS is enrolling 255 patients in Europe and Asia, and ASSENT is enrolling 300 patients in the United States, Canada and South Korea. HEALOS achieved the mid-point of recruitment in September 2016, and we expect to have top-line data from HEALOS in the third quarter of 2017. ASSENT started enrollment in June 2016, and we expect to have top-line data from the trial in the first half of 2018.

To date, we have financed our operations through public offerings of our common shares, private placements of equity securities and loans. On July 19, 2016, we entered into a Loan and Security Agreement (the “Hercules Loan and Security Agreement”) for a secured term loan facility of up to US$20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. We have no products approved for commercialization and have never generated any revenues from royalties or product sales. As of September 30, 2016, we had cash and cash equivalents of CHF 37.5 million. Based on our current plans, we do not expect to generate royalty or product revenues unless and until we obtain marketing approval for, and commercialize, KeyzilenTM, AM-111 or any of our other product candidates.

As of September 30, 2016, we had an accumulated deficit of CHF 107.2 million. We expect to continue incurring losses as we continue our clinical and pre-clinical development programs, apply for marketing approval for our product candidates and, subject to obtaining regulatory approval of our product candidates, build a sales and marketing force in preparation for the potential commercialization of our product candidates.

Recent Developments

Thomas Jung, MD, PhD, joined the Company on September 1, 2016 as Chief Development Officer. Dr. Jung previously served as the Chief Medical Officer of Delenex Therapeutics AG and spent 13 years at Novartis, most recently as Head Translational Medicine for the European Union.

Hernan Santiago Levett has been appointed Chief Financial Officer of the Company, effective January 2017. Mr. Levett trained as an accountant and currently serves as Head Group Controlling at Acino Pharma AG. Before joining Acino Pharma, Mr. Levett served as VP Finance & Administration Europe at Intermune International AG. In the interim, the functions of the Chief Financial Officer are assigned to Thomas Meyer, Chief Executive Officer of the Company.

There have been no developments in the previously disclosed patent interference involving our issued patent No. 9,066,865 and Otonomy Inc.’s patent application No. 13/848,636.

TACTT2 Results and Protocol Amendment for TACTT3

On August 18, 2016, we announced that the Phase 3 TACTT2 clinical trial with our lead product candidate, KeyzilenTM (AM-101), did not meet the two co-primary efficacy endpoints of statistically significant changes in tinnitus loudness and tinnitus burden compared to placebo. TACTT2 was designed as a randomized, double-blind, placebo-controlled trial in acute inner ear tinnitus following traumatic cochlear injury or otitis media. The trial was conducted primarily in North America and randomized 343 patients to receive either KeyzilenTM 0.87 mg/mL or placebo in a 3:2 ratio. The co-primary endpoints were the change in subjective tinnitus loudness, measured by the tinnitus loudness question, or TLQ, and the change in tinnitus burden from baseline to Day 84, measured by the TFI.

Treatment with KeyzilenTM did not demonstrate a statistically significant difference in tinnitus improvement as compared to placebo for either co-primary efficacy endpoint. In TACTT2, baseline values for TLQ and TFI were 6.44 and 52.4 points in the KeyzilenTM group, and 6.47 and 50.2 points in the placebo group. Treatment with KeyzilenTM resulted in a reduction in tinnitus loudness of 0.63 points, compared to a reduction of 0.80 points for placebo (p-value of 0.321). With respect to tinnitus burden, treatment with KeyzilenTM resulted in a 9.67 point reduction, as measured by the TFI, compared to a reduction of 10.63 points for placebo (p-value of 0.565). A reduction of 13 points as measured by the TFI was defined as clinically meaningful by the developers of the TFI. By convention, a p-value that is less than 0.05 is considered statistically significant.

While we are continuing to analyze the TACTT2 results, we believe we have identified two principal sources for the outcome: (i) the high frequency of tinnitus loudness ratings over an extended period of time and (ii) an unexpectedly high level of variability in outcomes among study sites. We believe the daily capture of TLQ data may have caused a number of patients to excessively focus on their tinnitus symptoms. With respect to variability, our analysis subsequent to the unblinding of the trial data has shown positive outcomes at numerous sites, including many of the high enrolling study centers, but inconclusive or contradictory outcomes at other sites.

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However, the TACTT2 trial data show treatment effects on TFI in favor of KeyzilenTM for specific subgroups. In the pre-specified subgroup of patients suffering from tinnitus following otitis media, treatment with KeyzilenTM resulted in a reduction of 14.76 points in the TFI from baseline, as compared to 6.19 points for placebo (p-value of 0.048).

Another clinically meaningful effect was observed in active-treated patients who suffered from severe or extreme tinnitus (a subgroup that was not pre-specified), as determined by the Patient Global Impression of Severity, independent of tinnitus etiology, at baseline: a 15.53 point reduction as measured by the TFI from baseline, as compared to 11.48 points for placebo (p-value of 0.238). KeyzilenTM was well tolerated with no drug-related serious adverse events. The trial’s primary safety endpoint, incidence of clinically meaningful hearing deterioration, was low with no statistically significant difference from the placebo group (p-value of 0.82), supporting the safety profile of KeyzilenTM.

Based on insights from our continuing analysis of the TACTT2 trial, we submitted a protocol amendment to regulatory agencies in Europe for TACTT3, the ongoing second Phase 3 clinical trial with KeyzilenTM. In the amended trial protocol, the change in TFI score will be elevated from a key secondary endpoint to an alternate primary efficacy endpoint such that both the TLQ and the TFI will be alternate primary efficacy endpoints. In order to corroborate the TACTT2 results showing clinically meaningful treatment effect under the TFI over placebo for patients with otitis media-related tinnitus and greater tinnitus severity, the severity subgroup will be included in confirmatory statistical testing in TACTT3 along with the overall study population and the already pre-specified subgroup of patients with otitis media-related tinnitus. Type I error (false positive) control will be provided across the three populations (overall study population, otitis media-related tinnitus and severe tinnitus) by application of the Hochberg procedure. The Hochberg procedure, a method applied to statistical testing to control for multiplicity, avoids the need for pre-specification of a hierarchy among the three populations for analysis, providing more flexibility than with other methods and allowing the possibility of achieving success in a subpopulation. Additionally, the trial size will be increased by 60 patients in each of Stratum A (acute tinnitus stage) and Stratum B (post-acute tinnitus stage) to enhance statistical sensitivity to the effects of treatment.

As of the date hereof, TACTT3 has enrolled more than 300 patients in Stratum A and approximately 330 patients in Stratum B. As in TACTT2, TLQ is determined based on averaged daily ratings around study visits; however, fewer additional data will be captured from the newly enrolled patients in between study visits in order to lighten their burden. . We expect enrollment to resume in early 2017. Top-line results from the expanded TACTT3 trial are expected in early 2018. We intend to review the outcomes from TACTT2, the planned changes to the TACTT3 protocol and the regulatory path forward with the U.S. Food and Drug Administration in early December 2016.

Even if the protocol amendment for TACTT3 is approved by the applicable regulatory agencies, we cannot assure you that the TACTT3 clinical trial will be successful. Additionally, we cannot be certain that KeyzilenTM will be approved even if it the TACTT3 clinical trial is considered successful.

Collaboration and License Agreements

There have been no material changes to our collaboration and license agreements from those reported in “Item 5—Operating and Financial Review and Prospects–Operating results—Collaboration and License Agreements” in the Annual Report.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

•	KeyzilenTM (AM-101). We are conducting a Phase 3 clinical development program with KeyzilenTM comprising two Phase 3 studies (TACTT2 and TACTT3) and two open label follow-on studies (AMPACT1 and AMPACT2). TACTT2 has been completed, and top-line results were announced on August 18, 2016. AMPACT1 is expected to complete enrollment in late 2016. TACTT3 is expected to resume enrollment under an amended protocol in early 2017, and we expect top-line results of the TACTT3 trial in early 2018. AMPACT2 completed enrollment in June 2016. We anticipate that our research and development expenses in connection with these clinical trials will be lower in 2016 than in the preceding year but will remain at a substantial level.

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•	AM-111. We are conducting two pivotal Phase 3 trials in the treatment of ISSNHL, titled HEALOS and ASSENT. HEALOS initiated enrollment in Europe and Asia in the fourth quarter of 2015 and ASSENT started enrollment in the United States in the second quarter of 2016 and is expected to also include Canadian and South Korean sites. Our research and development expenses have increased substantially in 2016 compared to the previous year as a result of the two AM-111 trials.

Other research and development expenses mainly relate to our pre-clinical studies of AM-102 (second generation tinnitus treatment). The expenses mainly consist of costs for production of the pre-clinical compounds and costs paid to academic and other research institutions in conjunction with pre-clinical testing.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results—Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2016 and 2015. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

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Comparison of the three months ended September 30, 2016 and 2015

	Three months ended September 30,
	2016	2015	Change
	(in thousands of CHF)%
Research and development	(6,344)	(5,884)	8%
General and administrative	(1,198)	(1,327)	(10%)
Operating loss	(7,542)	(7,211)	5%
Interest income	18	13	38%
Interest expense	(404)	(2)	20,100%
Revaluation gain/(loss) from derivative financial instrument	228	-	n/a
Foreign currency exchange gain/(loss), net	(192)	1,989	(110%)
Loss before tax	(7,892)	(5,211)	51%
Income tax expense	—	—
Net loss attributable to owners of the Company	(7,892)	(5,211)	51%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	23	(4)	(675%)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	6	(40)	(115%)
Other comprehensive gain/(loss)	29	(44)	(166%)
Total comprehensive loss attributable to owners of the Company	(7,863)	(5,255)	50%

Research and development expense

	Three months ended September 30,
Research and development expense	2016	2015	Change
	(in thousands of CHF)%
Clinical projects	(3,905)	(4,292)	(9%)
Pre-clinical projects	(363)	(84)	332%
Drug manufacture and substance	(736)	(570)	29%
Employee benefits	(805)	(538)	50%
Other research and development expenses	(535)	(401)	33%
Total	(6,344)	(5,884)	8%

Research and development expenses amounted to CHF 6.3 million in the three months ended September 30, 2016. This represents an increase of about CHF 0.4 million over the CHF 5.9 million research and development expenses for the three months ended September 30, 2015. The increase is mainly due to the following:

•	Clinical projects. In the three months ended September 30, 2016 we incurred lower clinical expenses than in the three months ended September 30, 2015, due to lower service and milestone costs charged by contracted service providers in connection with the Phase 3 KeyzilenTM trials (TACTT2, TACTT3, AMPACT1 and AMPACT2) mainly reflecting the completion of enrollment in TACTT2 and AMPACT1 (related costs were CHF 2.5 million in the third quarter of 2016 and CHF 3.1 million in the third quarter of 2015). The decrease in KeyzilenTM related costs was partially offset by higher AM-111 related expenses due to the initiation of the ASSENT trial.

•	Pre-clinical projects. In the three months ended September 30, 2016, pre-clinical expenses increased primarily due to AM-102 and AM-111 related pre-clinical projects.

•	Drug manufacture and substance. In the three months ended September 30, 2016, drug manufacture and substance related costs slightly increased by CHF 0.17 million compared to the three months ended September 30, 2015. This increase is due to higher costs related to raw material purchases and expenses for process validation.

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•	Employee benefits. Employee expenses were higher in the three months ended September 30, 2016 than in the same period in 2015 (CHF 0.8 million vs CHF 0.5 million) due to an increased headcount and higher compensation expenses.

Other research and development expenses.

•	Other research and development expenses increased by CHF 0.1 million in the three months ended September 30, 2016 compared with the corresponding period in 2015 due to higher regulatory and quality assurance related expenses partially offset by lower intellectual property related expenses.

General and administrative expense

General and administrative expense was CHF 1.2 million in the three months ended September 30, 2016 compared to CHF 1.3 million in the same period in the previous year, as a result of lower administration costs (CHF 0.6 million vs CHF 0.9 million) offset by higher employee benefits due to higher headcount and increased compensation expenses (CHF 0.6 million vs CHF 0.4 million).

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company and protecting our intellectual property portfolio.

Interest income

Interest income increased in the three months ended September 30, 2016 compared to the three months ended September 30, 2016, due to higher return on short-term deposits.

Interest expense

Interest expense increased by CHF 0.4 million in the three months ended September 30, 2016 compared to the previous period. The increase mainly relates to interest expense related to the Hercules Loan and Security Agreement.

Revaluation gain/(loss) from derivative financial instrument

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. As of September 30, 2016, and after deduction of a currency revaluation gain of CHF 2,340, the fair value of the warrant amounts to CHF 177,650. Since its initial recognition, the fair value decreased by CHF 228,190 resulting in a gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

Foreign currency exchange losses, net

For the three months ended September 30, 2016 the depreciation of the U.S. dollar against the Swiss Franc triggered a net foreign unrealized currency loss on the U.S. dollar denominated cash and cash equivalents compared to the unrealized gains due the appreciation of the U.S. dollar against the Swiss Franc in the three months’ period ended September 30, 2015.

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Comparison of the nine months ended September 30, 2016 and 2015

	Nine months ended September 30,
	2016	2015	Change
	(in thousands of CHF)%
Research and development	(19,763)	(20,865)	(5%)
General and administrative	(4,145)	(3,237)	28%
Operating loss	(23,908)	(24,102)	(1%)
Interest income	44	23	91%
Interest expense	(410)	(6)	6,733%
Revaluation gain/(loss) from derivative financial instrument	228	-	n/a
Foreign currency exchange losses, net	(1,177)	(136)	765%
Loss before tax	(25,223)	(24,221)	4%
Income tax expense	—	—
Net loss attributable to owners of the Company	(25,223)	(24,221)	4%
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefits liability	(584)	(233)	151%
Items that are or may be reclassified to profit or loss
Foreign currency translation differences	32	16	100%
Other comprehensive loss	(552)	(217)	154%
Total comprehensive loss attributable to owners of the Company	(25,775)	(24,438)	5%

Research and development expense

	Nine months ended September 30,
Research and development expense	2016	2015	Change
	(in thousands of CHF)%
Clinical projects	(13,297)	(17,232)	(23%)
Pre-clinical projects	(562)	(333)	69%
Drug manufacture and substance	(1,838)	(1,058)	74%
Employee benefits	(2,235)	(1,434)	56%
Other research and development expenses	(1,831)	(808)	127%
Total	(19,763)	(20,865)	(5%)

Research and development expenses amounted to CHF 19.8 million in the nine months ended September 30, 2016. This represents a decrease of about CHF 1.1 million over the CHF 20.9 million for the nine months ended September 30, 2015. The decrease is mainly due to the following:

•	Clinical projects. In the nine months ended September 30, 2016, we incurred lower clinical expenses than in the nine months ended September 30, 2015, due to lower service and milestone costs charged by contracted service providers in connection with the Phase 3 KeyzilenTM clinical trials (TACTT2, TACTT3, AMPACT1 and AMPACT2) reflecting the completion of enrollment in TACTT2 and AMPACT2 (related costs were CHF 8.0 million in the first nine months of 2016 and CHF 13.8 million in the first nine months of 2015). The decrease in KeyzilenTM related costs was partially offset by higher AM-111 related expenses due to the initiation of ASSENT.

•	Pre-clinical projects. In the nine months ended September 30, 2016, pre-clinical expenses increased primarily due to AM-111 and AM-102 related pre-clinical projects partially offset by lower expenses for KeyzilenTM.

•	Drug manufacture and substance. In the nine months ended September 30, 2016, drug manufacture and substance related costs increased by CHF 0.7 million compared to the nine months ended September 30, 2015. This increase is due to higher costs related to raw material purchases and expenses for process validation.

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•	Employee benefits. Employee expenses were higher in the nine months ended September 30, 2016 than in the same period in 2015 (CHF 2.2 million vs CHF 1.4 million) due to an increased headcount and higher compensation expenses.

•	Other research and development expenses. Other research and development expenses increased by CHF 1.0 million in the nine months ended September 30, 2016 compared with the corresponding period in 2015 due to higher regulatory, quality and intellectual property related expenses.

General and administrative expense

General and administrative expense was CHF 4.1 million in the nine months ended September 30, 2016, compared to CHF 3.2 million in the nine months ended September 30, 2015, as a result of higher administration costs (CHF 2.5 million vs CHF 2.1 million) as well as higher employee benefits due to higher headcount and increased compensation expenses (CHF 1.6 million vs CHF 1.1 million).

We expect that general and administrative expense will increase in the future as our business expands and we continue to incur costs associated with operating as a public company and protecting our intellectual property portfolio.

Interest income

Interest income increased in the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015, due to a higher return on short-term deposits.

Interest expense

Interest expense increased by the amount of CHF 0.4 million in the nine months ended September 30, 2016 compared to the previous period. The increase mainly relates to the interest expenses related to the Hercules Loan and Security Agreement.

Revaluation gain/(loss) from derivative financial instrument

In connection with the Hercules Loan and Security Agreement, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant was exercisable for 156,726 common shares. As of September 30, 2016, and after deduction of a currency revaluation gain of CHF 2,340, the fair value of the warrant amounts to CHF 177,650. Since its initial recognition, the fair value decreased by CHF 228,190 resulting in a gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

Foreign currency exchange losses, net

For the nine months ended September 30, 2016 the higher depreciation of the U.S. dollar against the Swiss Franc triggered an increase of the net foreign unrealized currency loss on the U.S. dollar denominated cash and cash equivalents compared to the nine months’ period ended September 30, 2015.

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Cash flows

Comparison of the nine months ended September 30, 2016 and 2015

The table below summarizes our cash flows for the nine months ended September 30, 2016 and 2015:

	Nine months ended September, 30
	2016	2015
	(in thousands of CHF)
Net cash used in operating activities .	(23,238)	(22,222)
Net cash from investing activities	33	(57)
Net cash from financing activities .	11,746	20,897
Net effect of currency translation on cash .	(1,251)	(151)
Cash and cash equivalents at the beginning of the period .	50,237	56,934
Cash and cash equivalents at the end of the period	37,527	55,401

The increase in net cash used in operating activities from CHF 22.2 million in the nine months ended September 30, 2015, to CHF 23.2 million in the nine months ended September 30, 2016, was mainly due to higher general and administrative expenses partially offset by lower research and development expenses as well as a lower increase in accrued liabilities from January 1, 2016 to September 30, 2016, compared to the period from January 1, 2015 to September 30, 2015.

Net cash from investing activities increased in the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015 and was comprised of interest received (higher in the period ended September 30, 2016, than in the prior year period) and purchases of equipment (lower in the period ended September 30, 2016, than in the prior year period).

Cash from financing activities in the nine months ended September 30, 2015, includes the net proceeds of the public offering of 5,275,000 of our common shares at a price of US$ 4.75 per share, yielding net proceeds of US$23.6 million (CHF 21.7 million). Cash from financing activities in the nine months ended September 30, 2016, includes the net proceeds from the loan issuance under the Hercules Loan and Security Agreement, the related interest payments and the share issuance costs from the grant of 25,813 restricted shares to employees under the Equity Incentive Plan as a compensation bonus for 2015 on January 7, 2016.

Cash and funding sources

On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to US$35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on Form F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In the third quarter of 2016, we did not offer or sell any common shares under the Sales Agreement.

On July 19, 2016, we entered into the Hercules Loan and Security Agreement for a secured term loan facility of up to US$20.0 million. An initial tranche of US$12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. In connection with the loan facility, we issued Hercules a warrant to purchase up to 241,117 of our common shares at an exercise price of US$3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The loan is secured by a pledge of the shares of Auris Medical AG, our principal operating subsidiary, owned by us, all intercompany receivables owed to us by our Swiss subsidiaries and a security assignment of our bank accounts.

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Funding requirements

We expect that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements until fall 2017. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including but not limited to:

•	the scope, rate of progress, results and cost of our clinical trials, nonclinical testing, and other related activities;

•	the cost of manufacturing clinical supplies, and establishing commercial supplies, of our product candidates and any products that we may develop;

•	the number and characteristics of product candidates that we pursue;

•	the cost, timing, and outcomes of regulatory approvals;

•	the cost and timing of establishing sales, marketing, and distribution capabilities; and

•	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

We expect that we will require additional capital to commercialize our product candidates KeyzilenTM and AM-111. If we receive regulatory approval for KeyzilenTM or AM-111, and if we choose not to grant any licenses to partners, we expect to incur significant commercialization expenses related to product manufacturing, sales, marketing and distribution, depending on where we choose to commercialize. Additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts. Likewise, if we are unable to refinance amounts outstanding under our existing term loan facility before such amounts are due we may be unable to repay such amounts, which could result in foreclosure of the collateral pledged to secure such loan.

We may raise additional capital through the sale of equity or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these new securities may include liquidation or other preferences that adversely affect your rights as a holder of our common shares.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—Risk factors” in the Annual Report.

Contractual Obligations and Commitments

The following table presents information relating to our contractual obligations as of September 30, 2016:

	Payments Due by Period
	Less Than 1 Year	Between 1 and 5 Years	Total
	(in thousands of CHF)
Operating lease obligations (1)	234	586	820
Long-term debt obligations (2)	693	12,146	12,839
Total	927	12,732	13,659

(1)	Operating lease obligations consist of payments pursuant to non-cancellable operating lease agreements relating to our leases of office space and are not accounted for on the balance sheet. The lease term of both leases is 5 years. The leases expire on March 31, 2018 and September 30, 2021, respectively, with an option to extend for another five years.

(2)	Long-term debt obligations consist of amortization payments due under the Hercules Loan and Security Agreement converted to CHF at an exchange rate of CHF 0.9713 to US$1.00.

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Under the terms of our collaboration and license agreement with Xigen, we are obliged to make development milestone payments on an indication-by-indication basis of up to CHF 1.5 million upon the successful completion of a Phase 2 clinical trial and regulatory milestone payments on a product-by-product basis of up to CHF 2.5 million, subject to a mid-twenties percentage reduction for smaller indications, e.g., those qualifying for orphan drug status, upon receiving marketing approval for a product. The milestones are not included in the table above as they have not met the recognition criteria for provisions and the timing of these is not yet determinable as it is dependent upon the achievement of earlier mentioned milestones.

Off-Balance Sheet Arrangements

As of the date of this discussion and analysis, we do not have any, and during the periods presented we did not have any, off-balance sheet arrangements except for the Operating Lease mentioned in “Item 5—Operating and Financial Review and Prospects—Tabular disclosure of contractual obligations” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

There are no IFRS standards as issued by the IASB or interpretations issued by the IFRS interpretations committee that are effective for the first time for the financial year beginning on or after January 1, 2016 that would be expected to have a material impact on our financial position.

JOBS Act Exemption

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for an “emerging growth company”. As an emerging growth company, we are not required to provide an auditor attestation report on our system of internal controls over financial reporting. This exemption will apply for a period of five years following the completion of our initial public offering (2019) or until we no longer meet the requirements of being an “emerging growth company,” whichever is earlier. We would cease to be an emerging growth company if we have more than US$1.0 billion in annual revenue, have more than US$700 million in market value of our common shares held by non-affiliates or issue more than US$1.0 billion of non-convertible debt over a three-year period.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Many of the forward-looking statements contained in this discussion and analysis can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section entitled “Item 3—Key Information—Risk factors” in the Annual Report. These risks and uncertainties include factors relating to:

•	our operation as a development stage company with limited operating history and a history of operating losses;

•	our need for substantial additional funding before we can expect to become profitable from sales of our products;

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•	our dependence on the success of KeyzilenTM (AM-101) and AM-111, which are still in clinical development and may eventually prove to be unsuccessful, including the likelihood that the TACTT3 clinical trial with KeyzilenTM will not meet its endpoints;

•	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic or in the commercial stage;

•	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

•	uncertainty surrounding whether and when any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized;

•	if our product candidates obtain regulatory approval, our being subject to expensive ongoing obligations and continued regulatory overview;

•	enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval and commercialization;

•	the chance that we do not obtain orphan drug exclusivity for AM-111, which would allow our competitors to sell products that treat the same conditions;

•	dependence on governmental authorities and health insurers establishing adequate reimbursement levels and pricing policies;

•	our products may not gain market acceptance, in which case we may not be able to generate product revenues;

•	our reliance on our current strategic relationships with INSERM or Xigen and the potential failure to enter into new strategic relationships;

•	our reliance on third parties to conduct our nonclinical and clinical trials and on third-party single-source suppliers to supply or produce our product candidates;

•	our ability to draw on the second tranche of financing under our term loan facility with Hercules and our ability to comply with the requirements of the term loan facility, including repayment of amounts outstanding when due; and

•	other risk factors discussed under “Item 3—Key Information—Risk factors” included in the Annual Report.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

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